JAWS Spitfire Acquisition Corp

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

August 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attention: Kathryn Jacobson

Re:	JAWS Spitfire Acquisition Corp
Amendment No. 2 to Form S-4
Filed July 20, 2021
File No. 333-256057

Ladies and Gentlemen:

This letter sets forth responses of JAWS Spitfire Acquisition Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 2, 2021, with respect to the above referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently with this letter publicly filing an amendment to the Registration Statement, which reflects these revisions (the “Amendment”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-4 filed July 20, 2021

Notes to Unaudited Pro Forma Condensed Combined Financial Information

4. New Velo3D Earnout Shares, page 181

1.	Staff’s comment: We note on page 105 that on July 20, 2021, the parties amended the Business Combination Agreement to make certain clarifying changes to defined terms that relate to how the Per Share Consideration and the Earnout Shares are allocated among the preclosing company equity holders. Please tell us how this amendment impacted your pro forma presentation, if at all.

Response: The Company advises the Staff that the amendment to the Business Combination Agreement had no impact on the pro forma presentation. In preparing the pro forma presentation for purposes of the initial filing of the Registration Statement, the parties determined that certain defined terms had minor ambiguities. The amendment clarified these ambiguities in a manner that was consistent with the pro forma presentation.

Velo3D's Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Information, page 226

2.	Staff’s comment: We note that you deleted the paragraph explaining management's reasons for its presentation and use of the non-GAAP measure titled “Adjusted EBITDA as a percent of revenue.” Please disclose the information required pursuant to Item 10(e)(1)(i)(C)-(D) of Regulation S-K.

Response: The Company advises the Staff that it has revised page 23 under the section “Selected Historical Financial Information of Velo3D” and pages 223 and 224 under the section “Velo3D's Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Information” in response to the Staff’s comment. The revision includes the reinsertion of the previously deleted paragraph for “Adjusted EBITDA as a percent of revenue” in the section “Velo3D's Management's Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Information” and reinsertion of wordings of “Adjusted EBITDA as a percent of revenue” in pages 23 and 223.

Velo3D, Inc - Notes to Condensed Financial Statements

13. Equity Instruments

Rights, Preferences and Privileges of Redeemable Convertible Preferred Stock

Anti-dilution Provisions, page F-88

3.	Staff’s comment: Pending the effective date of ASU 2020-06, tell us how you considered the guidance in ASC 470-20-35-1 and Example 5 in ASC 470-20-55-22 through 24 to measure the incremental intrinsic value that resulted from the triggered contingent conversion features of Series A, B and C redeemable convertible preferred stock.

Response: The Company acknowledged that the conversion features of Series A, B and C redeemable convertible preferred stock contain a down-round provision. When Series D redeemable convertible preferred stock was issued in 2020 at an issuance price below the original conversion prices of Series A, B and C redeemable convertible preferred stock, the down-round provision was triggered resulting in a greater number of shares becoming issuable on conversion than the number of shares originally issuable. ASC 470-20-35-1 states that the excess of the number of shares issuable multiplied by the commitment date stock price of the common shares results in the incremental intrinsic value to be recognized as a contingent beneficial conversion feature (“BCF”). Example 5 in ASC 470-20-55-22 provides implementation guidance on the application of paragraph ASC 470-20-35-1.

A literal read of paragraph ASC 470-20-35-1 might indicate that any downward adjustment of the conversion price may require recognition as a contingent BCF. The Company considered an alternative interpretation of this paragraph when adopting its policies for measuring contingent BCFs. The alternative interpretation, or the “intrinsic measurement model”, only measures a contingent BCF in the event that the conversion price is reduced sufficiently below the commitment date stock price in order to create a BCF when there was no BCF prior to the adjustment. The intrinsic measurement model would measure a contingent BCF based on the degree to which an intrinsic value is actually created as a result of a downward adjustment of the conversion price. In Example 5, there was no BCF recorded at inception because the conversion price was exactly equal to the commitment date stock price. When the conversion price was reduced, this created an intrinsic value between the commitment date stock price and the adjusted conversion price that could either be measured using the mechanics in ASC 470-20-31-1 or using an intrinsic value measurement, which is the alternative measurement approach described in ASC 470-20-55-24. Measuring a contingent BCF based on the incremental shares issuable or the alternative intrinsic value calculation results in the same answer if the conversion price is already at or below the commitment date stock price. However, the intrinsic value method will result in a different calculation, or potentially no BCF at all, if the original effective conversion price is greater than the commitment date stock price. The intrinsic value method is also support by the measurement guidance in ASC 470-20-35-4 and Example 4 in ASC 470-20-55-19A through 21 in which the contingent BCF is measured based on the actual intrinsic value. Prior to the Company's adoption of ASU 2020-06, its accounting policy was to measure a contingent BCF based on the actual intrinsic value (if any) between the commitment date stock price and the adjusted conversion price. The Company advises the Staff that it has modified the disclosure on F-88 to clarify this policy. We understand that, in practice, accounting professionals have generally acknowledged these alternative measurement models and agree that the intrinsic measurement model (as illustrated in Example 4 in ASC 470-20-55-19A through 21) is a more accurate measurement of a contingent BCF when the original conversion price is greater than the commitment date stock price. Upon the Company's early adoption of ASU 2020-06 as of January 1, 2021, the Company's intrinsic measurement model policy to analyze potential BCF's was no longer applicable (as the BCF model had been eliminated).

The table below presents the calculations of the potential BCFs, using the intrinsic value method, for each issue of preferred stock, both before and after the down round adjustments were triggered. The Company noted that there was no discount or other securities offered to investors who purchased shares of Series A, B and C redeemable convertible preferred stock issued prior to 2019. However, Series C redeemable conversion preferred stock issued in 2019 was issued in bundled transactions with shares of common stock. Although each investor paid $5.524 per share of Series C redeemable convertible preferred stock purchased, the investors who purchased shares in 2019 were entitled to bonus shares of common stock based on the number of shares of preferred stock each investor purchased. Therefore, to recognize the multiple element transaction, the Company allocated proceeds received on a relative fair value basis between the shares of redeemable convertible preferred stock purchased and shares of common stock issued to each investor, on an investor-by-investor basis. The result was that the shares of Series C issued in 2019 were recognized with varying discounts based on whether a particular investor was entitled to a larger or smaller common share bonus. This results in a range of effective conversion prices, calculated in accordance with ASC 470-20-30-5 for multiple element transactions, associated with each investor in the 2019 Series C fundraising. The Company therefore assessed the contingent beneficial conversion feature for each investor separately and presented the lowest and highest effective conversion prices in the table below. The Company advises the staff that there is no incremental intrinsic value that resulted from the triggered down-round provision of the conversion features of Series A, B and C redeemable convertible preferred stock as the adjusted effective conversion prices exceeded the common stock fair value at the commitment date, respectively.

Contingent BCF Assessment on Down-round:

BCF Calculation Before and After the Conversion Rate Adjustment

	Contractual Issue Price (a)	Applicable Discount (b)	Effective Issuance Price for Accounting Purposes (c = a-b)	Original Conversion Rate (d)	Effective Conversion Price at Issuance (e = c/d)	Conversion Rate after Down-round Adjustments (f)	New Effective Conversion Price (g = c/f)	Fair Value of Common Stock at Commitment Date (h)	Conclusion for Contingent Beneficial Conversion Feature (is g<h)
Series A	$2.928	$-	$2.928	1.00	$2.928	2.178	$1.344	$0.71	No BCF
Series B	$3.851	$-	$3.851	1.00	$3.851	2.273	$1.694	$1.22	No BCF
Series C - 2018	$5.524	$-	$5.524	1.00	$5.524	2.371	$2.330	$2.01	No BCF
Series C - 2019 (Low)	$5.524	$2.520	$3.004	1.00	$3.004	2.371	$1.267	$0.80	No BCF
Series C - 2019 (High)	$5.524	$1.946	$3.578	1.00	$3.578	2.371	$1.509	$0.80	No BCF

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler at (212) 446-4660 of Kirkland & Ellis LLP.

Sincerely,

/s/ Matthew Walters
Matthew Walters
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler
Kirkland & Ellis LLP